December 19, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Daniel Morris, Attorney-Advisor

Re:	M.D.C. Holdings, Inc.
Definitive 14A
Filed April 27, 2007
File No. 001-08951
Dear Ladies and Gentlemen:
We are providing this response to the comment contained in the Staff’s letter dated December 10, 2007 to Larry A. Mizel, the Chief Executive Officer of M.D.C. Holdings, Inc., a Delaware corporation (the “Company”).
Response to Comment Letter
Our response to your specific comment is set out below.
Comment:
1.	While we note your response to prior comment 4, we re-issue the comment in part. In future filings, please describe the resources and processes “company management” uses to formulate its recommendations to the compensation committee. We note that your present disclosure focuses on the resources used by the committee itself, but does not separately address the means by which company management generates its recommendations.

Response:

In future filings, the Company will describe the resources and processes Company management uses in formulating its recommendations to the compensation committee.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned or our securities counsel, Garth Jensen of Holme Roberts & Owen LLP, at (303) 866-0368.
Sincerely,

/s/ Joseph H. Fretz
Joseph H. Fretz Secretary and Corporate Counsel

cc:	Compensation Committee of M.D.C. Holdings, Inc.
Garth B. Jensen, Esq.